Exhibit 99.51
PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
OPERATIONAL AND HEDGING UPDATE
AND UPWARDLY REVISED 2013 GUIDANCE FOR PRODUCTION

October 17, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) is pleased to announce that it has exceeded its 2013 exit production guidance, surpassing its target of 119,000 boe/d in September.

“We’ve had an outstanding year so far. We’ve exceeded our targets all year through a very successful organic drilling program, continued outperformance of our core waterflood areas, as well as production results from our cemented liner completions in our core oil resource plays,” said Scott Saxberg, president and CEO of Crescent Point. “We’re anticipating our third quarter production to be greater than 117,500 boe/d, which is more than 2,000 boe/d ahead of our guidance.”

Due to the Company having already surpassed its 2013 exit production target of 119,000 boe/d, and with the expectation that the Company’s fourth quarter average daily production will exceed its previous target for the quarter, Crescent Point is upwardly revising its average daily production guidance for 2013 to 118,500 boe/d from 117,500 boe/d. To the end of third quarter 2013, the Company has spent approximately $1.25 billion in development capital expenditures.

Crescent Point continues to aggressively hedge its oil production, focusing on 2014 to capitalize on the current high commodity price environment. Since July 1, 2013, the Company has hedged an incremental 14,500 bbl/d for 2014, approximately half of which are swaps at an average price of CDN$98.80 per bbl and half of which are purchased put options with an average net floor of CDN$93.80. The Company’s hedges provide upside opportunity when oil prices increase while also guaranteeing a steady cash flow, which gives Crescent Point the confidence to continue to execute its capital program.

Crescent Point is in the planning stages of setting its 2014 capital budget, the details of which are expected to be released in early December. With the Company’s recent production results, increased cash flow from higher than anticipated commodity prices and conservative balance sheet, Crescent Point is expecting to increase its capital expenditures budget for the fourth quarter of 2013 and to subsequently increase its exit guidance for the year. The increased capital expenditures budget is expected to be finalized and announced when the Company issues its third quarter results on November 7, 2013.

“Given our strong production results to date and the depth of our high rate-of-return inventory, along with robust oil prices, we are looking at adding additional capital in the fourth quarter and subsequently increasing our exit production guidance, which would provide a strong start to 2014,” said Saxberg.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and similar expressions are intended to identify forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated quarterly and 2013 exit oil and natural gas production levels and possible increase to 2013 exit production guidance; expected capital expenditure levels and possible increases thereto; drilling programs; and the anticipated timing of the release of the Company’s 2014 budget.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended June 30, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the material risks set forth under the noted headings, which include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for the year.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6